UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Essent Group Ltd.
 (Name of Issuer)

Common Shares, Par Value $0.015 Per Share
 (Title of Class of Securities)

G3198U102
 (CUSIP Number)

PBRA (Cayman) Company
c/o Pine Brook Road Partners, LLC
60 East 42nd Street, 50th Floor
New York, NY 10165
(212) 847-4335
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G3198U102	Page 2 of 11 Pages
1.	Names of Reporting Persons. PBRA (Cayman) Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	9,463,295
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	9,463,295
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,463,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.21%
14.	Type of Reporting Person: OO

SCHEDULE 13D
CUSIP No. G3198U102	Page 3 of 11 Pages
1.	Names of Reporting Persons. Essent Intermediate, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	9,463,295
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	9,463,295
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,463,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.21%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No. G3198U102	Page 4 of 11 Pages
1.	Names of Reporting Persons. Pine Brook Road Advisors, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	9,463,295
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	9,463,295
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,463,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.21%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No. G3198U102	Page 5 of 11 Pages
1.	Names of Reporting Persons. PBRA, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	9,463,295
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	9,463,295
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,463,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.21%
14.	Type of Reporting Person: OO, HC

SCHEDULE 13D
CUSIP No. G3198U102	Page 6 of 11 Pages
1.	Names of Reporting Persons. Howard H. Newman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	9,463,295
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	9,463,295
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,463,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.21%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D
Page 7 of 11 Pages

Preliminary Note.     Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D filed on November 12, 2013, as amended by Amendment No. 1 filed on November 26, 2014 and Amendment No. 2 filed on March 13, 2015 (collectively, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)    This Amendment No. 3 to Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”):

i.	Essent Intermediate, L.P., a Cayman Islands exempted limited partnership (“Essent Intermediate”);
ii.	PBRA (Cayman) Company, a Cayman Islands exempted company and the general partner of Essent Intermediate (“PBRA”);
iii.	Pine Brook Road Advisors, LP, a Delaware limited partnership and the investment manager to PBRA (“Advisors”);
iv.	PBRA, LLC, a Delaware limited liability company and the general partner of Advisors; and
v.	Howard H. Newman, a U.S. citizen and the sole member of PBRA, LLC (“Mr. Newman”).

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(b)  The address of the principal office of the Reporting Persons is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, 50th Floor, New York, NY 10165. The members and directors of PBRA, and their respective business addresses, are set forth on Schedule I hereto, which is incorporated herein by reference.

(c)  The principal business of Essent Intermediate is to invest in the equity securities of the Company. The principal business of PBRA is to act as general partner to, and exercise investment discretion over securities held by, Essent Intermediate and certain other entities.  The principal business of Advisors is to act as investment manager to PBRA.  The principal business of PBRA, LLC is to act as general partner to Advisors.  The principal business of Mr. Newman is to act as member and director of PBRA, sole member of PBRA, LLC and President of Advisors.  The principal occupation of each of the members and directors of PBRA is set forth on Schedule I hereto, which is incorporated herein by reference.

(d)  During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the members and directors named on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the members and directors named on Schedule I, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of PBRA and Essent Intermediate is organized under the laws of the Cayman Islands.  Each of Advisors and PBRA, LLC is organized under the laws of the State of Delaware.  Mr. Newman is a citizen of the United States.  Except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

SCHEDULE 13D
Page 8 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)    As of the date hereof, each of PBRA, Essent Intermediate, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own 9,463,295 shares of Common Stock, representing approximately 10.21% of the outstanding shares of Common Stock, and may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that any of the Reporting Persons constitute a person or a group.

The foregoing beneficial ownership percentages are based on 92,655,155 shares of Common Stock outstanding as of August 3, 2015, according to the Company’s quarterly report on Form 10-Q, filed August 10, 2015.

(b)    Each of PBRA, Essent Intermediate, Advisors, PBRA, LLC and Mr. Newman shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 9,463,295 shares of Common Stock described in Item 5(a) above.

(c)    On August 14, 2015, Essent Intermediate sold 2,600,000 shares of Common Stock to its broker at a price of $27.25 per share.  No other transactions in the Common Stock have been effected by any of the Reporting Persons within the past 60 days.

(d)    Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)    Not applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:            Joint Filing Agreement
Exhibit 2:            Power of Attorney (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by PRBA (Cayman) Company on March 13, 2015)

SCHEDULE 13D
Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PBRA (CAYMAN) COMPANY
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

ESSENT INTERMEDIATE, L.P.
By:	PBRA (CAYMAN) COMPANY, its general partner
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

PINE BROOK ROAD ADVISORS, LP
By:	/s/ Robert Jackowitz
Robert Jackowitz, Chief Compliance Officer

PBRA, LLC
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

HOWARD H. NEWMAN
By:	/s/ Robert Jackowitz
Robert Jackowitz, Attorney-in-Fact

August 18, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
Page 10 of 11 Pages

SCHEDULE I

Set forth below are the name, position and present principal occupation of each of the members and directors of PBRA (Cayman) Company (“PBRA”).  The business address of each of such persons is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, 50th Floor, New York, NY 10165 and, except as indicated below, each of such persons is a citizen of the United States.

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH PBRA
Howard Newman	Member of PBRA, Director of PBRA, President of Pine Brook Road Advisors, LP
William Spiegel*	Member of PBRA, Director of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Joseph Gantz	Member of PBRA, Director of PBRA, Executive Vice President and Secretary of Pine Brook Road Advisors, LP
Michael McMahon	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Robert Glanville	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Arnie Chavkin	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Oliver Goldstein	Member of PBRA, Director of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Andre Burba	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Rob Jackowitz	Member of PBRA, Director of PBRA, Executive Vice President and Treasurer of Pine Brook Road Advisors, LP
Richard Aube	Member of PBRA, Director of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Guillermo Bron	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LP

* William Spiegel is a Canadian citizen.

SCHEDULE 13D
Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of Essent Group Ltd. dated as of August 18, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

PBRA (CAYMAN) COMPANY
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

ESSENT INTERMEDIATE, L.P.
By:	PBRA (CAYMAN) COMPANY, its general partner
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

PINE BROOK ROAD ADVISORS, LP
By:	/s/ Robert Jackowitz
Robert Jackowitz, Chief Compliance Officer

PBRA, LLC
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

HOWARD H. NEWMAN
By:	/s/ Robert Jackowitz
Robert Jackowitz, Attorney-in-Fact

August 18, 2015